EXHIBIT 11
THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES COMPUTATION OF EARNINGS PER SHARE (Amounts in Millions Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Basic
Net income (loss)	$(477.5)	$ 90.8	$(616.3)	$307.1

Weighted average number of common shares outstanding	369.6	362.7	368.2	358.3

Earnings (loss) per common and common equivalent share	$ (1.29)	$ .25	$ (1.67)	$ .86

Diluted (1)
Net income (loss)	$(477.5)	$ 90.8	$(616.3)	$307.1
Add:
Dividends paid net of related income tax
applicable to restricted stock	-	0.2	-	0.6

Net income (loss), as adjusted	$(477.5)	$ 91.0	$(616.3)	$307.7

Weighted average number of common shares outstanding	369.6	362.7	368.2	358.3

Weighted average number of incremental shares
in connection with restricted stock
and assumed exercise of stock options	-	10.4	-	11.4

Weighted average number of common
shares outstanding, as adjusted	369.6	373.1	368.2	369.7

Earnings (loss) per common and common equivalent share	$ (1.29)	$ .24	$ (1.67)	$ .83

(1)

The computation of diluted EPS for 2001 excludes the assumed conversion of the 1.80% and 1.87% Convertible Subordinated Notes, the conversion of restricted stock and any assumed exercise of stock options because they were antidilutive.